Exhibit 99.1

TOYO Co., Ltd. Announces Strategic Expansion into U.S. Cell Manufacturing with Planned 1.5 GW HJT Solar Cell Facility in Houston Metropolitan Area

●	Co-locating cell production with existing module site secures an integrated domestic footprint, optimizing supply chain insulation and capital efficiency.

●	Projected $357 million investment targets completion within 20 months, positioning TOYO as a competitive domestic partner for FEOC-compliant, high-efficiency solar technology.

●	Facility projected to create approximately 400 direct manufacturing jobs in Houston metropolitan area, reinforcing TOYO’s commitment to domestic workforce development and American energy independence.

TOKYO, June 8, 2026 /PRNewswire/ -- TOYO Co., Ltd. (Nasdaq: TOYO) (OTC: TOYWF), (“TOYO” or the “Company”), a solar manufacturing company, today announced its strategic decision to expand its U.S. manufacturing platform by building a 1.5 GW heterojunction (HJT) solar cell manufacturing facility. The state-of-the-art facility will be co-located at the Company’s existing solar module site in Houston metropolitan area, Texas, creating an integrated manufacturing hub expected to generate approximately 400 direct full-time manufacturing jobs.

The expansion represents a total projected capital investment of approximately $357 million. Engineering, facility design, and procurement planning are already underway, with full project completion and initial pilot production expected within 20 months.

By co-locating the 1.5 GW cell line with its module operations, TOYO expects to achieve operational synergies, reduce localized logistics costs, and shorten the production cycle from raw wafer processing to finished, U.S.-made solar modules. The facility will produce next-generation HJT cells, utilizing a technology that delivers enhanced conversion efficiencies and temperature coefficients compared to legacy solar architectures.

The execution of the project timeline for the new facility will be carried out in structured phases to ensure strict compliance with local regulatory frameworks and permitting timelines. TOYO intends to fund the expansion through an optimized capital structure, combining internal cash flow and non-dilutive project financing with potential strategic partnerships and value-accretive equity financing.

“Expanding into domestic cell manufacturing is the natural next step in our commitment to creating an integrated onshore solar supply chain from polysilicon to panels,” said Takahiko Onozuka, Chairman and Chief Executive Officer of TOYO. “Co-locating 1.5 GW of HJT cell capacity at our Houston module site significantly optimizes our capital allocation and infrastructure spend. Beyond the financial and strategic merits, we are proud to be potentially creating 400 good-paying manufacturing jobs in Houston metropolitan area and investing in the long-term economic future of this community.”

“The new cell plant reflects TOYO’s long-term strategy to build a fully FEOC-compliant domestic manufacturing platform focused on serving the needs of the U.S. utility-scale solar market,” said Rhone Resch, TOYO’s Chief Strategy Officer. “By producing premium solar products in the United States, we will be well positioned to meet the market’s evolving domestic content requirements while strengthening supply chain security and reliability. Looking ahead, we believe HJT is the optimal technology platform for integrating next-generation perovskite solar cells, which we expect will drive the next major advancement in solar conversion efficiency and support TOYO’s long-term technology roadmap.”

Strategic Drivers and Market Positioning

●	The HJT Performance Advantage: HJT technology establishes a new benchmark for power density by combining industry-leading conversion efficiencies with very low annual degradation rates. Engineered for maximum yield, HJT cells feature superior bifaciality and an optimal temperature coefficient, ensuring high power production even in extreme heat.

●	Offsetting U.S. Balance-of-System Costs: In the U.S. market—where fixed infrastructure, land, labor, and installation costs are inherently high—maximizing efficiency is critical. TOYO’s high-density HJT technology dilutes these fixed upfront expenses by generating more megawatt-hours per acre, directly improving project returns for developers.

●	Supply Chain Optimization and FEOC Compliance: TOYO’s decision to build a domestic cell facility reflects the Company’s foundational commitment to directly support the U.S. manufacturing reshoring initiative while fully satisfying evolving FEOC compliance standards.

●	Maximizing Inflation Reduction Act (IRA) Incentives: Under current U.S. framework guidelines, domestic cell manufacturing qualifies for direct Advanced Manufacturing Production Credits (Section 45X of the IRA), which provide $0.04 per watt for domestically produced solar cells. At full 1.5 GW capacity, this represents a potential annual benefit of up to $60 million in production tax credits.

●	Operational Synergies: Utilizing the existing Houston site infrastructure mitigates greenfield development risks, streamlines local permitting processes, and allows the Company to leverage its existing regional management team and labor pool.

●	Job Creation and Local Economic Impact: The new facility is expected to create approximately 400 direct full-time manufacturing jobs in the Houston metropolitan area, with an estimated 1200 additional jobs across the regional supply chain. TOYO is committed to prioritizing local hiring and workforce development partnerships.

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the build-out of TOYO’s U.S. manufacturing platform, including a potential domestic cell plant, estimated number of newly created job opportunities, potential annual benefit in production tax credits and the Company’s broader U.S. supply chain strategy. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. These include the risks that: we will be unable to implement our planned U.S. manufacturing expansion, we will be unable to receive any benefit from any production tax credits and that U.S. federal supply chain strategy may shift significantly in such a way that poses a material adverse effect to our business operations. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aumadvisors.com
Tel: (646) 652-7185

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